RMS

SEC Mail Processing Section

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

S[illegible] N

18000612

A[illegible]ED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 09 2018 Washington DC 406

SEC FILE NUMBER
8-68899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SQUARE GLOBAL MARKETS U.S. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 VIOLET PLACE
(No. and Street)

RHINEBECK	NY	12572
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER SANTORO (845) 871-1742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC.
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE, SUITE 170	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, PETER SANTORO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SQUARE GLOBAL MARKETS, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHAIRMAN & CEO

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SQUARE GLOBAL MARKETS U.S. LLC

Financial Statement

For the Year Ended December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

SQUARE GLOBAL MARKETS U.S. LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2017

Table of Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Square Global Markets U.S. LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Square Global Markets U.S. LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Square Global Markets U.S. LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
New York, New York
February 7, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

SQUARE GLOBAL MARKETS U.S. LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	124,917
Account receivable		8,432
Deposit at clearing broker		100,000
Property and equipment, net		8,095
Prepaid expenses		1,135
TOTAL ASSETS	$	242,579
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	11,420
Subordinated equity loan		230,000
TOTAL LIABILITIES		241,420
MEMBERS' EQUITY		1,159
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	242,579

See Accompanying Notes to Financial Statement

SQUARE GLOBAL MARKETS U.S. LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Square Global Markets U.S. LLC (the "Company") was formed as a limited liability company in Delaware on April 2, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is an authorized by FINRA to be an exchange member engaged in floor activities, a broker or dealer retailing corporate equity securities over-the-counter, a put and call broker or dealer or options writer and a non-exchange member arranging for transactions in listed securities by exchange member. The primary source of revenue are commissions received through executing options transactions on a DVP/RVP basis through the firms clearing broker, Wedbush Securities, Inc.

On September 20, 2017, the Company filed a name change with the State of Delaware and FINRA from Blue Vase Securities, LLC to Square Global Markets U.S. LLC. On September 29, 2017, the Company entered into a formal purchase agreement with Square Global Holdings U.S. Inc. ("SGH") through two subordinated equity loans, effectively making them 24% owners of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2017.

Revenue Recognition
Revenues are derived from commissions for executing trades on behalf of its clients and are recognized on a trade date basis.

Income Taxes
The Company is a limited liability company that is taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax and has accrued such taxes for the year ended December 31, 2017.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 74010-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2017, the Company had no material unrecognized tax benefits.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (continued)
The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $213,497, which was $208,497 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the amount in excess of insured limits was $0.

Revenue
During the year ended December 31, 2017, approximately 55% of the Company's revenue was from four customers.

NOTE 5 – SUBORDINATED EQUITY LOAN:

The subordinated liability consists of two equity subordinated loan agreements from Square Global Holdings U.S. Inc. for $230,000 evidenced by agreements and subordinated loan agreements, all of which are approved by FINRA. The notes bear interest of 3% per annum. Repayment of subordinated equity loans approved by FINRA are subjected to repayment restrictions pursuant 15c3-1 and 15c3-3.

NOTE 6 – OFF BALANCE SHEET RISK:

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of December 31, 2017:

		Useful Life
Machinery and equipment	$89,904	3-5 years
Furniture and fixtures	26,610	5 years
Leasehold improvements	13,791	15 years
Total property and equipment	130,305	
Less: Accumulated depreciation	122,210	
Net property and equipment	$8,095	

Depreciation expense for the year ended December 31, 2017 was $15,898.

NOTE 9 – COMMITTMENT AND CONTINGENCIES:

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017, or during the year then ended.

NOTE 10 – GUARANTEES:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2017, or during the year then ended.

NOTE 11 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Pursuant to NASD Rule 1017, on February 7, 2018, FINRA granted the Continuing Membership Application of the Company, with regard to its request for staff approval of a 76% direct change in ownership. Specifically, SGH the current 24% owner of the Company exercised an option to purchase the individual direct ownership interests in the Company of two individuals' shares aggregating to 76% of the ownership interests in the Firm, which will result in SGH being the 100% owner of the Firm.